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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 70070

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YYYY) AND ENDING 12/31/2020 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cebile Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 Madison Avenue, 12th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co LLP
(Name -- *if individual, state last, first, middle name*)

C-7/227, Sector-7 Rohini	New Delhi	India	110085
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Dmitriy Rutitskiy _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Cebile Capital, LLC _____, as of _____ December 31, 2020 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

Chief Financial Officer
Title

_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CEBILE CAPITAL, LLC

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

CEBILE CAPITAL, LLC

Table of Contents







AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
Cebile Capital, LLC

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Cebile Capital, LLC (the "Company"), and related notes to the statement. In our opinion, the statement present fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition and related notes to the statement is the responsibility of the Company's management. Our responsibility is to express an opinion on it based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understating of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinions.

Our audit included performing procedures to assess the risks of material misstatement of statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

AJSH & Co LLP

We have served as the Company's Auditor since 2019.

New Delhi, India
February 25, 2021

CEBILE CAPITAL, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	1,234,892
Accounts receivable		2,520,564
Other assets		17,958
Total assets	$	3,773,414

Liabilities and Stockholder's Equity

Liabilities:		
Imputed interest on accounts receivable	$	89,328
Accounts payable and accrued expenses		192,071
Payable to affiliates		55,395
SBA loan payable		64,592
Deferred tax liabilities		468,276
Total liabilities		869,662
Member's Equity		2,903,752
Total liabilities and stockholder's equity	$	3,773,414

See accompanying notes to Statement of Financial Condition.

1

Notes to Statement of Financial Condition

December 31, 2020

(1) Description of Business

Cebile Capital, LLC (the "Company") was formed in Delaware in September 2012 and is located in New York. The Company completed its registration as a broker-dealer in November 2018 with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Cebile Corporation (the "Parent"). The Company is a strategic and financial advisory firm which provides private placement and capital raising advisory services focused on mid-market private equity and real asset funds.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

This Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

(b) Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires the Company's management to make estimates and assumptions. The reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period are affected by these estimates, by their nature, are based on available information. Therefore, actual results could materially differ from those estimates.

(c) Cash and Cash Equivalents

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

(d) Leases

Effective January 1, 2019 the Company adopted ASC Topic 842, Lease Accounting. The Company evaluates its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the period ended December 31, 2020 no agreements or arrangements were entered into that would be classified as a lease under the guidance.

(e) Income Taxes

The Company uses the asset and liability method to provide for income taxes in accordance with Accounting Standards Codification (ASC) 740, Income Taxes. Deferred tax assets and liabilities are recorded and adjusted for the future tax consequences of events that have been recorded in the financial statements or the tax returns. Differences between the carrying amounts of existing assets and liabilities on the financial statement and their respective tax bases are attributable to these deferrals. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The federal, state and local deferred tax asset is included in the deferred tax amount in the statement of financial condition.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10, Income Taxes. ASC 740-10 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements.

(3)   Transactions with Related Parties

In 2018 the Company signed a Subordinated loan Agreement with the Parent. The principal amount of the loan was $175,000 with a maturity set for November 15, 2021. Interest accrued under this loan agreement was at 4.5% per annum. The loan principal amount and interest were repaid in full on October 19, 2020.

As at December 31, 2020, the Company has a due to affiliate of $55,395.

(4)   Income Taxes

A summary of the current and deferred income tax provisions for the year ended December 31, 2020 are as follows:

Current:		
Federal	$	520,376
State/city		178
Total		520,554
Deferred:		
Federal		74,533
State/city		(213,834)
Total		(139,301)
Total provision for income taxes	$	381,253

The Company has not recognized any uncertain tax positions as of December 31, 2020.

The Company remains open to examination from either the federal, New York State, or New York City jurisdictions for years 2018 and forward. The Company does not anticipate any settlements that would result in a material change to its financial statements.

As of December 31, 2020, the Company had deferred tax liabilities of $468,276.

(5) Paycheck Protection Program Loan

In April 2020, the Company applied for and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of $64,592 made to the Company pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020. The PPP Loan may be forgiven, in part or in whole, subject to certain conditions as stipulated under the PPP. The Company has started the process of applying for loan forgiveness. The PPP Loan is being administered by Customers Bank and bears interest at a rate of 1.0% per annum. The Company has not accrued for interest expense as it is considered immaterial and the Company expects the loan to be forgiven in full.

In accounting for the terms of the PPP Loan, the Company is guided by ASC 470 Debt, and ASC 450-30 Gain Contingency. Accordingly, the Company recorded the proceeds of the PPP Loan as debt and it will derecognize the liability when the loan is paid off or when forgiveness is reasonably certain. The Company believes that the possibility of loan forgiveness is to be regarded as a contingent gain and therefore will not recognize the gain (and derecognize the loan) until all uncertainty is removed (i.e. all conditions for forgiveness are met).

As of December 31, 2020, the PPP Loan amounted to $64,592 and is reported as "SBA loan payable" on the Statement of Financial Condition

(6) Net Capital Requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was $987,426, which was $970,928 in excess of its minimum requirement of $16,498.

(7) Recent Accounting Pronouncements

On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases. In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities management does not intend to sell or believes that it is more likely than not they will be required to sell.

The Company has evaluated its Financial Instruments and determined that the new standard does not have a material impact on the Company's accounts as at December 31, 2020

(8)   Commitments and Contingent Liabilities

The Company is not involved in any material litigation, nor is any material litigation threatened against the Company.

(9)   Risks and uncertainties

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be adversely affected.

(10) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2020 that would require recognition or disclosure in these financial statements through February 25, 2021, which is the issuance date of these financial statements.

There were no subsequent events which would require disclosure in the footnotes to the financial statements.